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02021625

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44188

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

3/15/02FV

REPORT AS OF: 12/31/01

A. REGISTRANT IDENTIFICATION

RECD S.E.C.
MAR 07 2002
535

NAME OF BROKER-DEALER:

ROCK ISLAND SPECIALISTS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 West Jackson Boulevard, Suite 2400
(No. and Street)

Chicago	**Illinois**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robyn E. Kole	**(312) 895-2678**
	(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name))

141 West Jackson Boulevard, Suite 3520	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Robyn E. Kole, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **Rock Island Specialists, Inc.** as of **December 31, 2001** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Robyn E Kole
Signature

Chief Financial Officer
Title

Subscribed and sworn to before me this

28th day of February, 2002

"OFFICIAL SEAL"
KRISTEN MURPHY
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 6/17/2005

Kristen Murphy
Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Accounting Control.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

RYAN & JURASKA
CERTIFIED PUBLIC ACCOUNTANTS
141 WEST JACKSON BOULEVARD
CHICAGO, ILLINOIS 60604
TEL: (312) 922-0062
FAX: (312) 922-0672

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Rock Island Specialists, Inc.

We have audited the accompanying statement of financial condition of Rock Island Specialists, Inc. as of December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Rock Island Specialists, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statement taken as a whole.

Ryan & Juraska

Chicago, Illinois
February 19, 2002

ROCK ISLAND SPECIALISTS, INC.

STATEMENT OF FINANCIAL CONDITION
as of December 31, 2001

ASSETS

Cash	$	1,429,181
Receivable from clearing organization		448,540
Deposits with clearing organizations		89,938
Receivable from broker-dealer		193,258
Receivable from related broker-dealers		138,162
Receivables from affiliates		3,062,785
Securities owned, at market value		1,947,305
Exchange memberships at cost (market value $585,000)		331,000
Equipment and leasehold improvements (net of accumulated depreciation and amortization of $55,031)		84,458
Refundable federal and state income taxes		488,021
Prepaid specialist privileges		12,968,291
Other assets		165,728
Goodwill (net of accumulated amortization of $44,556)		26,444
	$	21,373,111

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Securities sold, not yet purchased, at market value	$	515,165
Payable to related broker-dealer		12,457
Accounts payable and accrued expenses		2,294,771
		2,822,393
Liabilities Subordinated to Claims of General Creditors		1,150,000
Stockholder's Equity		
Common stock, no par value; 5,000 shares authorized, 2,247 shares issued and outstanding		1,124
Additional paid-in capital		7,386,462
Retained earnings		10,013,132
		17,400,718
	$	21,373,111

See accompanying notes.

ROCK ISLAND SPECIALISTS, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
as of December 31, 2001

1. Description of Business

Rock Island Specialists, Inc. (the 'Company") was incorporated in the State of Illinois on January 1, 1988 and is a wholly-owned subsidiary of Specialist Holdings Company ("SHC"). The Company is a registered securities broker-dealer with the Securities and Exchange Commission and is a self-clearing member of the Chicago Stock Exchange ("CHX"). The Company acts as a specialist in certain stocks on the CHX.

2. Summary of Significant Accounting Policies

A summary of the significant accounting policies which have been followed in preparing the accompanying financial statements is set forth below:

Income Recognition

Securities transactions and related commission expenses are recorded on a settlement date basis. Generally Accepted Accounting Principles normally require an entity to record securities transactions on a trade date basis, however, a majority of brokers and dealers record most securities transactions on the settlement date rather than on the trade date. The difference between trade date and settlement date accounting is not material to the Company's financial position at December 31, 2001, nor material to the results of its operations for the year then ended.

Depreciation and Amortization

Equipment and leasehold improvements are being depreciated and amortized using the straight-line method for financial reporting, and straight-line and accelerated methods for income tax purposes.

Specialist Privileges

Costs incurred to act as a specialist in stocks on the floor of the CHX are shown in the statement of financial condition as "Prepaid specialist privileges". These costs are charged to expense when the Company no longer acts as a specialist in the stock.

Income Taxes

The Company's taxable income is included in the consolidated income tax return filed by its parent's parent company. The companies have agreed to allocate the consolidated federal income taxes expense among the subsidiaries using the separate return method. Under this method, the Company's income tax expense would be approximately the same as if it filed separate income tax returns.

ROCK ISLAND SPECIALISTS, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued
as of December 31, 2001

2. Summary of Significant Accounting Policies, continued

Goodwill

Goodwill is being amortized on a straight-line basis over fifteen years.

Use of Estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

3. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased consist of corporate equity securities and are carried at market value.

4. Liabilities Subordinated to Claims of General Creditors

At December 31, 2001 liabilities subordinated to claims of general creditors consists of the following:

Lender	Effective Date	Amount	Maturity Date	Rate
Non-affiliated bank	01/03/00	$1,150,000	01/03/02	Prime + 4%

The subordinated borrowings are covered by agreements approved by the Chicago Stock Exchange and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The agreement was renewed to mature on January 3, 2003.

5. Employee Benefit Plan

Effective January 1, 1993, the Company adopted a profit-sharing and savings plan which qualifies under Section 401(k) of the Internal Revenue Code. Under the plan, eligible employees may contribute up to 15% of their compensation to the plan with the Company matching 100% of the contributions. The plan covers qualified employees who meet the prescribed service requirements.

6. Related Party Transactions

Rock Island Securities, Inc. ("RISI") and Rock Island Europe, GmbH ("RIE"), which are related by common ownership, are registered securities broker-dealers on various national securities exchanges. At December 31, 2001, the Company had a payable to RISI of $12,457 and a receivable from RIE of $138,162.

At December 31, 2001 the Company had a $1,700,000 loan receivable from its parent company, SHC. The loan bears interest of prime plus 4% and is due October 31, 2002. The Company also had a receivable from SHC of $712,085.

The Company also had a receivable of $650,700 from The Rock Island Company of Chicago, SHC's parent company, at December 31, 2001.

7. Off Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of off-balance sheet risk. These financial instruments are primarily corporate equity securities. The trading of these financial instruments is conducted with other registered broker-dealers. The Company's exposure to credit risk associated with counterparty nonperformance on the above financial instruments is limited to the amounts reflected in the statement of financial condition. The Company monitors its exposure to market and counterparty risk through positions and credit exposure controls and other procedures. Market risk is managed through daily position reports.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1) and has elected to use the basic method as permitted by this rule. Under this rule, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6 and 2/3 % of "aggregate indebtedness", as defined.

At December 31, 2001, the Company had net capital and net capital requirements of $1,289,977 and $153,815, respectively.

SUPPLEMENTARY SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER **ROCK ISLAND SPECIALISTS, INC.** as of **December 31, 2001**

COMPUTATION OF NET CAPITAL

1.	Total ownership (from Statement of Financial Condition- Item 1800)				$ 17,400,718	[3480]
2.	Deduct: Ownership equity not allowable for net capital					[3490]
3.	Total ownership equity qualified for net capital				$ 17,400,718	[3500]
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				$ 1,150,000	[3520]
	B. Other (deductions) or allowable subordinated liabilities					[3525]
5.	Total capital and allowable subordinated liabilities				$ 18,550,718	[3530]
6.	Deductions and/or charges:					
	A. Total non-allowable assets from Statement of Financial Condition (Note B and C) (See detail below)		$ 17,260,741	[3540]		
	1. Additional charges for customers' and non-customers' security accounts			[3550]		
	2. Additional charges for customers' and non-customers' commodity accounts			[3560]		
	B. Aged fail-to-deliver			[3570]		
	1. Number of items	[3450]				
	C. Aged short security differences- less reserved of	[3460]		[3580]		
	2. Number of items	[3470]				
	D. Secured demand note deficiency			[3590]		
	E. Commodity futures contract and spot commodities proprietary capital charges			[3600]		
	F. Other deductions and/or charges			[3610]		
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7)and (c)(2)(x)			[3615]		
	H. Total deduction and/or charges				$ (17,260,741)	[3620]
7.	Other additions and/or allowable credits (List)					[3630]
8.	Net Capital before haircuts on securities positions				$ 1,289,977	[3640]
9.	Haircuts on securities (computed, where applicable pursuant to 15c3-1(f)):					
	A. Contractual securities commitments			[3660]		
	B. Subordinated securities borrowings			[3670]		
	C. Trading and Investment securities					
	1. Bankers' acceptance, certificates of deposit, and commercial paper			[3680]		
	2. U.S. and Canadian government obligations			[3690]		
	3. State and municipal government obligations			[3700]		
	4. Corporate obligations			[3710]		
	5. Stocks and warrants			[3720]		
	6. Options			[3730]		
	7. Arbitrage			[3732]		
	8. Other securities			[3734]		
	D. Undue concentration			[3650]		
	E. Other (List)			[3736]	$	[3740]
10.	Net Capital				$ 1,289,977	[3750]
					OMIT PENNIES	

Non-Allowable Assets (Line 6A.):

Receivable from related broker-dealers	$ 138,162
Receivables from affiliates	3,062,785
Exchange memberships, at cost	331,000
Furniture and equipment, net	84,458
Refundable income taxes	488,021
Prepaid specialist privileges	12,968,291
Other assets	161,580
Goodwill	26,444
	$ 17,260,741

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report as filed.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER **ROCK ISLAND SPECIALISTS, INC.** as of **December 31, 2001**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)		$ 153,815	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$ 100,000	[3758]
13.	Net capital requirement (greater of line 11 or 12)		$ 153,815	[3760]
14.	Excess net capital (line 10 less 13)		$ 1,136,162	[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)		$ 1,059,254	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		$ 2,307,228	[3790]
17.	Add:			
	A. Drafts for immediate credit	[3800]		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]		
	C. Other unrecorded amounts (List)	[3820]		[3830]
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))			[3838]
19.	Total aggregate indebtedness		$ 2,307,228	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 – by line 10)		179	[3850]
21.	Percentage of aggregate indebtedness to net capital <u>after</u> anticipated capital withdrawals (line 19- by line 10 less item 4880 page 12)		179	[3853]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c-3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits		[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		[3880]
24.	Net capital requirement (greater of line 22 or 23)		[3760]
25.	Excess net capital (line 10 less 24)		[3910]
26.	Percentage of Net Capital to Aggregate Debits (line 10 divided by line 17 page 8)		[3851]
27.	Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880, page 11 divided by line 17 page 8)		[3854]
28.	Net capital in excess of: 5% of combined aggregate debit items or $300,000		[3920]

OTHER RATIOS

Part C

29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	6.2%	[3860]
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital		[3852]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of **aggregate** indebtedness or **2% of aggregate debits if alternative method is used.**

B. Do not deduct the value of securities borrowed under subordination agreements of secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of Partnership (contra to item 1740) and partners securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

ROCK ISLAND SPECIALISTS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
as of December 31, 2001

The Company did not handle any customer cash or securities during the year ended December 31, 2001 and does not have any customer accounts.

ROCK ISLAND SPECIALISTS, INC.

COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
as of December 31, 2001

The Company did not handle any proprietary accounts of introducing brokers during the year ended December 31, 2001 and does not have any PAIB accounts.

ROCK ISLAND SPECIALISTS, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
as of December 31, 2001

The Company did not handle any customer cash or securities during the year ended December 31, 2001 and does not have any customer accounts.

RYAN & JURASKA
CERTIFIED PUBLIC ACCOUNTANTS
141 WEST JACKSON BOULEVARD
CHICAGO, ILLINOIS 60604
TEL: (312) 922-0062
FAX: (312) 922-0672

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors of
Rock Island Specialists, Inc.

In planning and performing our audit of the financial statement of Rock Island Specialists, Inc., (the "Company") as of December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on the internal control structure.

Also, as required by rule 17A-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of a fully paid and excess margin securities of a customer as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the proceeding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Chicago Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934.

Ryan & Juraska

Chicago, Illinois
February 19, 2002

ROCK ISLAND SPECIALISTS, INC.

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

as of December 31, 2001
AVAILABLE FOR PUBLIC INSPECTION